File No. 812-15748

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO.1 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

In the Matter of the Application of:

JEFFERIES FINANCE LLC

JEFFERIES CREDIT MANAGEMENT LLC

JEFFERIES CREDIT PARTNERS BDC INC.

JEFFERIES CREDIT PARTNERS LLC

SENIOR CREDIT INVESTMENTS, LLC

APEX CREDIT PARTNERS LLC

APEX CREDIT HOLDINGS LLC

APEX CREDIT CLO 2018 LTD.

APEX CREDIT CLO 2018-II LTD.

APEX CREDIT CLO 2019 LTD.

APEX CREDIT CLO 2019-II LTD.

APEX CREDIT CLO 2020 LTD.

APEX CREDIT CLO 2020-II LTD.

APEX CREDIT CLO 2021 LTD.

APEX CREDIT CLO 2021-2 LTD.

APEX CREDIT CLO 2022-I LTD.

APEX CREDIT CLO 2022-II LTD.

APEX CREDIT CLO 2024-I LTD.

APEX CREDIT CLO 2024-II LTD.

APEX CREDIT CLO 12 LTD.

APEX CREDIT CLO 13 LTD.

JMP CREDIT ADVISORS CLO IV LTD.

JMP CREDIT ADVISORS CLO V LTD.

JEFFERIES DIRECT LENDING FUND LP

JEFFERIES DIRECT LENDING FUND SPE LLC

JEFFERIES DIRECT LENDING FUND C LP

JEFFERIES DIRECT LENDING FUND C SPE LLC

JEFFERIES DIRECT LENDING OFFSHORE FUND LP

JEFFERIES DIRECT LENDING OFFSHORE FUND B LP

JEFFERIES DIRECT LENDING OFFSHORE FUND C LP

JEFFERIES DIRECT LENDING OFFSHORE FUND SPE LLC

JEFFERIES DIRECT LENDING OFFSHORE FUND C SPE LLC

JCP DIRECT LENDING CLO 2022 LLC

JCP DIRECT LENDING CLO 2023-1 LLC

JCP DIRECT LENDING CLO 2023-1 LTD.

JEFFERIES DIRECT LENDING FUND II LP

JEFFERIES DIRECT LENDING FUND II D LP

JEFFERIES DIRECT LENDING OFFSHORE FUND II LP

JEFFERIES DIRECT LENDING OFFSHORE FUND II B LP

JEFFERIES DIRECT LENDING OFFSHORE FUND II C LP

JEFFERIES DIRECT LENDING OFFSHORE FUND II D LP

JEFFERIES DIRECT LENDING FUND II C LP

JEFFERIES DIRECT LENDING FUND II SPE LLC

JEFFERIES DIRECT LENDING FUND II C SPE LLC

JEFFERIES DIRECT LENDING OFFSHORE FUND II SPE LLC

JEFFERIES DIRECT LENDING OFFSHORE FUND II C SPE LLC

JEFFERIES DIRECT LENDING OFFSHORE FUND II D SPE LLC

JEFFERIES DIRECT LENDING FUND III B LP

JEFFERIES DIRECT LENDING FUND III C LP

JEFFERIES DIRECT LENDING FUND III D LP

JEFFERIES DIRECT LENDING FUND III LP

JEFFERIES DIRECT LENDING OFFSHORE FUND III B LP

JEFFERIES DIRECT LENDING OFFSHORE FUND III C LP

JEFFERIES DIRECT LENDING OFFSHORE FUND III D LP

JEFFERIES DIRECT LENDING OFFSHORE FUND III LP

JEFFERIES DIRECT LENDING FUND II SPE-2 LLC

JEFFERIES DIRECT LENDING FUND II C SPE-2 LLC

JEFFERIES DIRECT LENDING OFFSHORE FUND II SPE-2 LLC

JEFFERIES DIRECT LENDING OFFSHORE FUND II C SPE-2 LLC

JEFFERIES DIRECT LENDING OFFSHORE FUND II D SPE-2 LLC

JEFFERIES DIRECT LENDING FUND III SPE LLC

JEFFERIES DIRECT LENDING FUND III C SPE LLC

JEFFERIES DIRECT LENDING FUND III D SPE LLC

JEFFERIES DIRECT LENDING OFFSHORE FUND III SPE LLC

JEFFERIES DIRECT LENDING OFFSHORE FUND III D SPE LLC

JEFFERIES DIRECT LENDING EUROPE SCSP SICAV-RAIF

JFIN REVOLVER CLO 2019 LTD.

JFIN REVOLVER CLO 2019-II LTD.

JFIN REVOLVER CLO 2020 LTD.

JFIN REVOLVER FUNDING 2021 LTD.

JFIN REVOLVER CLO 2021-II LTD.

JFIN REVOLVER FUNDING 2021-III LTD.

JFIN REVOLVER FUNDING 2021-IV LTD.

JFIN REVOLVER CLO 2021-V LTD.

JFIN REVOLVER FUND, L.P.

JFIN REVOLVER FUNDING 2022-I LTD.

JFIN REVOLVER CLO 2022-II LTD.

JFIN REVOLVER CLO 2022-II LLC

JFIN REVOLVER CLO 2022-III LTD.

JFIN REVOLVER CLO 2022-III LLC

JFIN REVOLVER CLO 2022-IV LTD.

JFIN REVOLVER CLO 2022-IV LLC

JFIN REVOLVER SPE1 2022 LLC

JFIN REVOLVER SPE2 2022 LTD.

JFIN REVOLVER SPE3 2022 LLC

JFIN REVOLVER SPE4 2022 LLC

JFIN REVOLVER SPE4 2022 LTD.

JFIN REVOLVER CLO 2024-I LTD.

JFIN REVOLVER CLO 2025-I LTD.

CARDINAL CREDIT FUND LP

CARDINAL CREDIT SPE LLC

H-2 CREDIT FUND LP

JCP BDC SPV I LLC

JCP FUNDING 2024 LLC

JCP LARGE-CAP PRIVATE INVESTMENT FUND LP

JEFFERIES CREDIT PARTNERS DIRECT LENDING CLO 2024-I LTD.

JEFFERIES CREDIT PARTNERS DIRECT LENDING CLO 2024-II LTD.

JEFFERIES CREDIT PARTNERS DIRECT LENDING CLO 2025-1 LTD.

JEFFERIES FINANCE BUSINESS CREDIT LLC

JFIN BUSINESS CREDIT FUND I LLC

JEFFERIES M SUPER PRIVATE CREDIT FUND LP

JEFFERIES M SUPER PRIVATE CREDIT FUND SPE LLC

JEFFERIES MM LENDING LLC

JFIN FUNDING 2021 LLC

JFIN REVOLVER HOLDINGS II LLC

SAGUARO LARGE CAP SELECT FUND LP

SCI BDC SPV I LLC

JCP INVESTMENTS 2021-A1 LLC

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

Please direct all communications, notices and orders to:	Copies to:
Adam Klepack General Counsel Jefferies Finance LLC 520 Madison Avenue New York, NY 10022 (212) 708-2612	Ryan P. Brizek Simpson Thacher & Bartlett LLP 900 G Street, N.W. Washington, D.C. 20001 (202) 636-5500

April 17, 2025

I. SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on March 30, 2022, as amended on October 31, 2024 (together, the “Prior Order”)2, that was granted pursuant to Sections 57(a)(4), 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.

•

Jefferies Finance LLC (“Jefferies Finance”), investment adviser to certain of the Existing Affiliated Funds (as defined below), on behalf of itself and its successors,[3] Jefferies Credit Partners LLC (“JCP”), investment adviser to certain of the Existing Affiliated Funds, on behalf of itself and its successors, Apex Credit Partners LLC (“Apex”) and Apex Credit Holdings LLC (“ACH”), each an investment adviser to certain of the Existing Affiliated Funds, on behalf of itself and its successors, and Jefferies Credit Management LLC (“JCM”), which acts as the investment adviser to the Existing Regulated Funds (as defined below), on behalf of itself and its successors. Each of JCP, Apex and ACH is a relying adviser of Jefferies Finance. Jefferies Finance, JCP, Apex, ACH and JCM, are referred to as the “Existing Advisers.” Jefferies Finance is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). JCM, a subsidiary of Jefferies Finance, is registered as an investment adviser under the Advisers Act;

•

Jefferies Credit Partners BDC Inc. (“JCPBDC”), a Maryland corporation which is an externally managed, non-diversified closed-end investment company that has elected to be regulated as a BDC. JCPBDC qualifies as a Future Regulated Fund under the Prior Order. JCM serves as investment adviser to JCPBDC;

•

Senior Credit Investments, LLC (“SCI” and, together with JCPBDC, the “Existing Regulated Funds”), a Delaware limited liability company which is an externally managed, non-diversified closed-end investment management company that has elected to be regulated as a BDC. SCI qualifies as a Future Regulated Fund under the Prior Order. JCM serves as investment adviser to SCI;

•

Jefferies Finance when acting in a principal capacity or any other affiliate of Jefferies Finance identified in Appendix A, that, from time to time, will hold various financial assets in a principal capacity and intends to participate in Co-Investment Transactions (the “Jefferies Proprietary Accounts”)

•

MassMutual (as defined herein) when holding various financial assets in a principal capacity through a private proprietary account advised by JCP (the “MassMutual Account”, and together with the Jefferies Proprietary Accounts, the “Existing Proprietary Accounts”); and

•

The investment vehicles identified in Appendix A, each of which is a separate and distinct legal entity and qualifies as an Affiliated Fund under the Prior Order and each of which would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (the “Existing Affiliated Funds” and, together with the Existing Regulated Funds, the Existing Proprietary Accounts and the Existing Advisers, the “Applicants”).[4]

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
[2]

Jefferies Private Credit BDC Inc., et al., (File No. 812-15136) Investment Company Act Rel. Nos. 34522 (March 2, 2022) (notice) and 34551 (March 30, 2022) (order); Jefferies Finance LLC, et al., (File No. 812-15532) Investment Company Act Rel. Nos. 35312 (September 3, 2024) (notice) and 35372 (October 31, 2024) (order).

[3]	The term “successor” means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.
[4]

All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund5 and one or more Affiliated Entities6 to engage in Co-Investment Transactions7 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”8 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.9

II. GENERAL DESCRIPTION OF THE APPLICANTS

Each Applicant below may be deemed to be directly or indirectly controlled by Jefferies Financial Group Inc. (together with its subsidiaries, collectively, “Jefferies Group”) and/or Massachusetts Mutual Life Insurance Company (“MassMutual”). Through these interests in Jefferies Finance, each entity may in turn be deemed to control the Regulated Funds and Affiliated Funds. Jefferies Group, however, will not participate in the Co-Investment Transactions. Accordingly, Jefferies Group has not been included as an Applicant. MassMutual is a life insurance and financial services company. MassMutual has various business lines that it operates through its wholly- or majority-owned subsidiaries. MassMutual Accounts may participate in the Co-Investment Transactions. Accordingly, MassMutual has been included as an Applicant solely in this capacity.

[5]

“Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

[6]

“Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[7]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.
[8]

“Adviser” means the Existing Advisers, and any other investment adviser controlling, controlled by, or under common control with the Existing Advisers. The term “Adviser” also includes any internally-managed Regulated Fund.

[9]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

The Co-Investment Program will be controlled by Jefferies Finance such that (i) a Existing Adviser has sole responsibility for causing a Regulated Fund or an Affiliated Fund to enter into a Potential Co-Investment transaction and (ii) an Existing Adviser is responsible for ensuring the Regulated Funds and any Affiliated Funds comply with the conditions of the Order, subject to the oversight of the applicable Board.

A. Jefferies Finance

Jefferies Finance, a Delaware limited liability company, was formed under the laws of the State of Delaware on October 7, 2004 and is registered under the Advisers Act. Jefferies Finance is a joint venture between (i) Jefferies Group (a publicly traded company) and the parent company for Jefferies LLC, its U.S. investment banking subsidiary, and (ii) MassMutual, a mutual life insurance company organized under the laws of the Commonwealth of Massachusetts. Jefferies Group and MassMutual each own 50% of the equity in Jefferies Finance.

Jefferies Finance is a finance company that arranges, manages and invests in secured commercial loans. Jefferies Finance may also acquire secured commercial loans in the secondary market. The commercial loans originated or acquired by Jefferies Finance may include revolving credit loans and term loans, first lien or second lien loans and asset based loans and cash flow loans. A small portion of Jefferies Finance’s portfolio may also include bonds or other debt instruments and, in certain cases, equity instruments.

B. Jefferies Credit Partners LLC

JCP was formed under the laws of the State of Delaware on February 1, 2016 and is a registered investment adviser under the Advisers Act. It is a wholly-owned subsidiary of Jefferies Finance and subject to supervision and control by Jefferies Finance. JCP serves as the investment adviser to certain of the Existing Affiliated Funds. JCP is a relying adviser of Jefferies Finance.

C. Apex Credit Partners LLC

Apex was formed under the laws of the State of Delaware on July 15, 2021 and is a registered investment adviser under the Advisers Act. It is a wholly-owned indirect subsidiary of Jefferies Finance and subject to supervision and control by Jefferies Finance. Apex serves as the investment adviser to certain of the Existing Affiliated Funds. Apex is a relying adviser of Jefferies Finance.

D. Apex Credit Holdings LLC

ACH was formed under the laws of the State of Delaware on October 20, 2014 and is a registered investment adviser under the Advisers Act. It is a wholly-owned direct subsidiary of Apex Credit Partners and subject to common supervision and control by Jefferies Finance. ACH serves as the investment adviser to certain of the Existing Affiliated Funds. ACH is a relying adviser of Jefferies Finance.

E. Jefferies Credit Management LLC

JCM was formed under the laws of the State of Delaware on December 8, 2022 and is a registered investment adviser under the Advisers Act. JCM was established to serve as investment adviser to JCPBDC and SCI. JCM is responsible for originating prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring investments and monitoring the investments and portfolio companies of JCPBDC and SCI on an ongoing basis. JCM uses an investment team to review and approve investments for JCPBDC and SCI.

F. Jefferies Credit Partners BDC Inc.

JCPBDC is a Maryland corporation formed on August 10, 2022. JCPBDC is private, perpetually offered, externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act. In addition, JCPBDC has elected to be treated, and expects to qualify annually, as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended, (the “Code”). JCPBDC employs JCM as its investment adviser.

The investment objective of JCPBDC is to generate both current income and capital appreciation by investing primarily in senior secured loans to U.S. companies in the upper middle market. The term “upper middle market” refers to large companies with annual earnings before interest expense, income tax expense, depreciation and amortization, or “EBITDA,” greater than $75 million. However, JCPBDC may from time to time invest in smaller companies. JCPBDC focuses on companies backed by private equity sponsors and JCPBDC’s capital is typically used by companies to support business growth, acquisitions, leveraged buyouts, refinancing or recapitalizations, and other related activity. JCPBDC has a five-member board (the “JCPBDC Board”), of which four members are not “interested” persons of JCPBDC within the meaning of Section 2(a)(19) of the Act.10

G. Senior Credit Investments, LLC

SCI is a Delaware limited liability company formed on December 8, 2022. SCI is a private, perpetually offered, externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act. In addition, SCI has elected to be treated, and expects to qualify annually, as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended, (the “Code”). SCI employs JCM as its investment adviser.

The investment objective of SCI is to generate both current income and capital appreciation by investing primarily in senior secured loans to U.S. companies in the upper middle market. The term “upper middle market” refers to large companies with annual earnings before interest expense, income tax expense, depreciation and amortization, or “EBITDA,” greater than $75 million. However, SCI may from time to time invest in smaller companies. SCI focuses on companies backed by private equity sponsors and SCI’s capital is typically used by companies to support business growth, acquisitions, leveraged buyouts, refinancing or recapitalizations, and other related activity. SCI has a five-member board (the “SCI Board” and together with the JCPBDC Board, the “Board”), of which four members are not “interested” persons of SCI within the meaning of Section 2(a)(19) of the Act.

H. Existing Affiliated Funds

The Existing Advisers are the investment advisers to the Existing Affiliated Funds. Each of the Existing Advisers that is an investment adviser to an Existing Affiliated Fund is a registered investment adviser under the Advisers Act or a relying adviser. A complete list of the Existing Affiliated Funds is included in Appendix A.

I. The Existing Proprietary Accounts

The Existing Proprietary Accounts, from time to time, may hold various financial assets in a principal capacity. MassMutual currently has one Existing Proprietary Account that participates in Co-Investment Transactions. The other Existing Proprietary Accounts relate to Jefferies Finance. A complete list of the Existing Proprietary Accounts is included in Appendix A.

III. ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A. Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”11 in which the fund is a participant without first obtaining an order from the SEC.

[10]	The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the Act.
[11]

Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B. Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). JCP, Apex and ACH are directly or indirectly wholly-owned subsidiaries of Jefferies Finance and JCM is an indirect subsidiary of Jefferies Finance, and thus each of the Existing Advisers are affiliated persons of each other. Accordingly, with respect to the Existing Advisers, and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with the Existing Advisers and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C. Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1. Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.12

[12]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

2. Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,13 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,14 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3. Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.15

4. No Remuneration. Any transaction fee16 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5. Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.17

[13]

Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

[14]

Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

[15]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.
[16]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.
[17]	The Affiliated Entities may adopt shared Co-Investment Policies.

6. Dispositions:

(a) Prior to any Disposition18 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b) Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.19

7. Board Oversight

(a) Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b) Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c) At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d) Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e) The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8. Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).20

[18]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.
[19]

“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

[20]

If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

9. In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV. STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A. Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B. Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V. PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).21 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

[21]

See, e.g., Polen Credit Opportunities Fund, et al. (File No. 812-15457) Release No. IC-35183 (May 2, 2024) (notice), Release No. IC-35206 (May 28, 2024) (Order); Sound Point Meridian Capital, Inc., et al. (File No. 812-15476-01) Release No. IC-35173 (April 19, 2024) (notice), Release No. IC-35192 (May 15, 2024) (order); Brookfield Infrastructure Income Fund Inc., et al. (File No. 812-15415), Release No. IC-35001 (September 20, 2022) (notice), Release No. IC-35032 (October 17, 2023) (order); T. Rowe Price OHA Select Private Credit Fund, et al. (File No. 812-15461), Release No. IC-34963 (July 24, 2023) (notice), Release No. IC-34987 (August 21, 2023) (order); KKR Real Estate Select Trust Inc., et al. (File No. 812-15181), Release No. IC-34962 (July 18, 2023) (notice), Release No. IC-34985 (August 15, 2023) (order); MBC Total Private Markets Access Fund, et al. (File No. 812-15422), Release No. IC-34953 (June 28, 2023) (notice), Release No. IC-34965 (July 25, 2023) (order); Vista Credit Strategic Lending Corp. et al. (File No. 812-15323), Release No. IC-34946 (June 20, 2023) (notice), Release No. IC-34961 (July 18, 2023) (order).

VI. PROCEDURAL MATTERS

A. Communications

Please address all communications concerning this Application, the Notice and the Order to:

Adam Klepack General Counsel Jefferies Finance LLC 520 Madison Avenue New York, NY 10022 (212) 708-2612

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Ryan P. Brizek Simpson Thacher & Bartlett LLP 900 G Street, NW Washington, D.C. 20001 (202) 636-5500

B. Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Existing Regulated Fund and Existing Affiliated Fund have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 17th day of April, 2025.

JEFFERIES FINANCE LLC

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES CREDIT MANAGEMENT LLC

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES CREDIT PARTNERS BDC INC.

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES CREDIT PARTNERS LLC

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

SENIOR CREDIT INVESTMENTS, LLC

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

APEX CREDIT PARTNERS LLC

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

APEX CREDIT HOLDINGS LLC

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

APEX CREDIT CLO 2018 LTD.
By: Apex Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

APEX CREDIT CLO 2018-II LTD.

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

APEX CREDIT CLO 2019 LTD.
By: Apex Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

APEX CREDIT CLO 2019-II LTD.
By: Apex Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

APEX CREDIT CLO 2020 LTD.
By: Apex Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

APEX CREDIT CLO 2020-II LTD.
By: Apex Credit Partners LLC, its investment Manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

APEX CREDIT CLO 2021 LTD.
By: Apex Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

APEX CREDIT CLO 2021-2 LTD.
By: Apex Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

APEX CREDIT CLO 2022-I LTD.
By: Apex Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

APEX CREDIT CLO 2022-II LTD.
By: Apex Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

APEX CREDIT CLO 2024-I LTD.
By: Apex Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

APEX CREDIT CLO 2024-II LTD.
By: Apex Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

APEX CREDIT CLO 12 LTD.
By: Apex Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

APEX CREDIT CLO 13 LTD.
By: Apex Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JMP CREDIT ADVISORS CLO IV LTD.
By: Apex Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JMP CREDIT ADVISORS CLO V LTD.
By: Apex Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING FUND LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING FUND SPE LLC
By: Jefferies Direct Lending Fund LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING FUND C LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING FUND C SPE LLC
By: Jefferies Direct Lending Fund C LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING OFFSHORE FUND LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING OFFSHORE FUND B LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING OFFSHORE FUND C LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING OFFSHORE FUND SPE LLC
By: Jefferies Direct Lending Offshore Fund LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING OFFSHORE FUND C SPE LLC
By: Jefferies Direct Lending Offshore Fund C LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JCP DIRECT LENDING CLO 2022 LLC
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JCP DIRECT LENDING CLO 2023-1 LLC
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JCP DIRECT LENDING CLO 2023-1 LTD.
By: Jefferies Finance LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING FUND II LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING FUND II D LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING OFFSHORE FUND II LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING OFFSHORE FUND II B LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING OFFSHORE FUND II C LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING OFFSHORE FUND II D LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING FUND II C LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING FUND II SPE LLC
By: Jefferies Direct Lending Fund II LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING FUND II C SPE LLC
By: Jefferies Direct Lending Fund II C LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING OFFSHORE FUND II SPE LLC
By: Jefferies Direct Lending Offshore Fund II LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING OFFSHORE FUND II C SPE LLC
By: Jefferies Direct Lending Offshore Fund II C LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING OFFSHORE FUND II D SPE LLC
By: Jefferies Direct Lending Offshore Fund II D LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING FUND III B LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING FUND III C LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING FUND III D LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING FUND III LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING OFFSHORE FUND III B LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING OFFSHORE FUND III C LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING OFFSHORE FUND III D LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING OFFSHORE FUND III LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING FUND II SPE-2 LLC
By: Jefferies Direct Lending Fund II LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING FUND II C SPE-2 LLC
By: Jefferies Direct Lending Fund II C LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING OFFSHORE FUND II SPE-2 LLC
By: Jefferies Direct Lending Offshore Fund II LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING OFFSHORE FUND II C SPE-2 LLC
By: Jefferies Direct Lending Offshore Fund II C LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING OFFSHORE FUND II D SPE-2 LLC
By: Jefferies Direct Lending Offshore Fund II D LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING FUND III SPE LLC
By: Jefferies Direct Lending Fund III LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING FUND III C SPE LLC
By: Jefferies Direct Lending Fund III C LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING FUND III D SPE LLC
By: Jefferies Direct Lending Fund III D LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING OFFSHORE FUND III SPE LLC
By: Jefferies Direct Lending Offshore Fund III LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING OFFSHORE FUND III D SPE LLC
By: Jefferies Direct Lending Offshore Fund III D LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING EUROPE SCSP SICAV-RAIF
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JCP INVESTMENTS 2021-A1 LLC
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JFIN REVOLVER CLO 2019 LTD.
By: Jefferies Finance LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JFIN REVOLVER CLO 2019-II LTD.
By: Jefferies Finance LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JFIN REVOLVER CLO 2020 LTD.
By: Jefferies Finance LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JFIN REVOLVER FUNDING 2021 LTD.
By: Jefferies Finance LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JFIN REVOLVER CLO 2021-II LTD.
By: Jefferies Finance LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JFIN REVOLVER FUNDING 2021-III LTD.
By: Jefferies Finance LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JFIN REVOLVER FUNDING 2021-IV LTD.
By: Jefferies Finance LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JFIN REVOLVER CLO 2021-V LTD.
By: Jefferies Finance LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JFIN REVOLVER FUND, L.P.
By: Jefferies Finance LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JFIN REVOLVER FUNDING 2022-I LTD.
By: Jefferies Finance LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JFIN REVOLVER CLO 2022-II LTD.
By: Jefferies Finance LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JFIN REVOLVER CLO 2022-II LLC
By: Jefferies Finance LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JFIN REVOLVER CLO 2022-III LTD.
By: Jefferies Finance LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JFIN REVOLVER CLO 2022-III LLC
By: Jefferies Finance LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JFIN REVOLVER CLO 2022-IV LTD.
By: Jefferies Finance LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JFIN REVOLVER CLO 2022-IV LLC
By: Jefferies Finance LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JFIN REVOLVER SPE1 2022 LLC
By: Jefferies Finance LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JFIN REVOLVER SPE2 2022 LTD.
By: Jefferies Finance LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JFIN REVOLVER SPE3 2022 LLC
By: Jefferies Finance LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JFIN REVOLVER SPE4 2022 LLC
By: Jefferies Finance LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JFIN REVOLVER SPE4 2022 LTD.
By: Jefferies Finance LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JFIN REVOLVER CLO 2024-I LTD.
By: Jefferies Finance LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JFIN REVOLVER CLO 2025-I LTD.
By: Jefferies Finance LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

CARDINAL CREDIT FUND LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

CARDINAL CREDIT SPE LLC
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

H-2 CREDIT FUND LP
By: Jefferies Credit Management LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JCP BDC SPV I LLC
By: Jefferies Credit Partners BDC Inc.
By: Jefferies Credit Management LLC, as investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JCP FUNDING 2024 LLC
By: Jefferies Finance LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JCP LARGE-CAP PRIVATE INVESTMENT FUND LP
By: Jefferies Credit Management LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES CREDIT PARTNERS DIRECT LENDING CLO 2024-I LTD.
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES CREDIT PARTNERS DIRECT LENDING CLO 2024-II LTD.
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES CREDIT PARTNERS DIRECT LENDING CLO 2025-I LTD.
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES FINANCE BUSINESS CREDIT LLC
By: Jefferies Finance LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JFIN BUSINESS CREDIT FUND I LLC
By: Jefferies Finance LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES M SUPER PRIVATE CREDIT FUND LP
By: Jefferies Credit Partners, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES M SUPER PRIVATE CREDIT FUND SPE LLC
By: Jefferies M Super Private Credit Fund LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES MM LENDING LLC

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JFIN FUNDING 2021 LLC

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JFIN REVOLVER HOLDINGS II LLC
By: Jefferies Finance LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

SAGUARO LARGE CAP SELECT FUND LP
By: Jefferies Credit Management LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

SCI BDC SPV I LLC
By: Senior Credit Investments, LLC
By: Jefferies Credit Management LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
Proprietary investment accounts advised by Jefferies Credit Partners LLC
By: Jefferies Credit Partners LLC, as investment adviser

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

VERIFICATION

The undersigned states that he has duly executed the attached application dated as of April 17, 2025 for and on behalf of each entity listed below; that he is the authorized person of each such entity; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

JEFFERIES FINANCE LLC

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES CREDIT MANAGEMENT LLC

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES CREDIT PARTNERS BDC INC.

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES CREDIT PARTNERS LLC

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

SENIOR CREDIT INVESTMENTS, LLC

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

APEX CREDIT PARTNERS LLC

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

APEX CREDIT HOLDINGS LLC

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

APEX CREDIT CLO 2018 LTD.
By: Apex Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

APEX CREDIT CLO 2018-II LTD.
By: Apex Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

APEX CREDIT CLO 2019 LTD.
By: Apex Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

APEX CREDIT CLO 2019-II LTD.
By: Apex Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

APEX CREDIT CLO 2020 LTD.
By: Apex Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

APEX CREDIT CLO 2020-II LTD.
By: Apex Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

APEX CREDIT CLO 2021 LTD.
By: Apex Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

APEX CREDIT CLO 2021-2 LTD.
By: Apex Credit Partners LLC, its investment Manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

APEX CREDIT CLO 2022-I LTD.
By: Apex Credit Partners LLC, its investment Manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

APEX CREDIT CLO 2022-II LTD.
By: Apex Credit Partners LLC, its investment Manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

APEX CREDIT CLO 2024-I LTD.
By: Apex Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

APEX CREDIT CLO 2024-II LTD.
By: Apex Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

APEX CREDIT CLO 12 LTD.
By: Apex Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

APEX CREDIT CLO 13 LTD.
By: Apex Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JMP CREDIT ADVISORS CLO IV LTD.
By: Apex Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JMP CREDIT ADVISORS CLO V LTD.
By: Apex Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING FUND LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING FUND SPE LLC
By: Jefferies Direct Lending Fund LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING FUND C LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING FUND C SPE LLC
By: Jefferies Direct Lending Fund C LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING OFFSHORE FUND LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING OFFSHORE FUND B LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING OFFSHORE FUND C LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING OFFSHORE FUND SPE LLC
By: Jefferies Direct Lending Offshore Fund LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING OFFSHORE FUND C SPE LLC
By: Jefferies Direct Lending Offshore Fund C LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JCP DIRECT LENDING CLO 2022 LLC
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JCP DIRECT LENDING CLO 2023-1 LLC
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JCP DIRECT LENDING CLO 2023-1 LTD.
By: Jefferies Finance LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING FUND II LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING FUND II D LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING OFFSHORE FUND II LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING OFFSHORE FUND II B LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING OFFSHORE FUND II C LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING OFFSHORE FUND II D LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING FUND II C LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING FUND II SPE LLC
By: Jefferies Direct Lending Fund II LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING FUND II C SPE LLC
By: Jefferies Direct Lending Fund II C LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING OFFSHORE FUND II SPE LLC
By: Jefferies Direct Lending Offshore Fund II LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING OFFSHORE FUND II C SPE LLC
By: Jefferies Direct Lending Offshore Fund II C LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING OFFSHORE FUND II D SPE LLC
By: Jefferies Direct Lending Offshore Fund II D LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING FUND III B LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING FUND III C LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING FUND III D LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING FUND III LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING OFFSHORE FUND III B LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING OFFSHORE FUND III C LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING OFFSHORE FUND III D LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING OFFSHORE FUND III LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING FUND II SPE-2 LLC
By: Jefferies Direct Lending Fund II LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING FUND II C SPE-2 LLC
By: Jefferies Direct Lending Fund II C LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING OFFSHORE FUND II SPE-2 LLC
By: Jefferies Direct Lending Offshore Fund II LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING OFFSHORE FUND II C SPE-2 LLC
By: Jefferies Direct Lending Offshore Fund II C LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING OFFSHORE FUND II D SPE-2 LLC
By: Jefferies Direct Lending Offshore Fund II D LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING FUND III SPE LLC
By: Jefferies Direct Lending Fund III LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING FUND III C SPE LLC
By: Jefferies Direct Lending Fund III C LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING FUND III D SPE LLC
By: Jefferies Direct Lending Fund III D LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING OFFSHORE FUND III SPE LLC
By: Jefferies Direct Lending Offshore Fund III LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING OFFSHORE FUND III D SPE LLC
By: Jefferies Direct Lending Offshore Fund III D LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES DIRECT LENDING EUROPE SCSP SICAV-RAIF
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JCP INVESTMENTS 2021-A1 LLC
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JFIN REVOLVER CLO 2019 LTD.
By: Jefferies Finance LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JFIN REVOLVER CLO 2019-II LTD.
By: Jefferies Finance LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JFIN REVOLVER CLO 2020 LTD.
By: Jefferies Finance LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JFIN REVOLVER FUNDING 2021 LTD.
By: Jefferies Finance LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JFIN REVOLVER FUNDING 2021-II LTD.
By: Jefferies Finance LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JFIN REVOLVER FUNDING 2021-III LTD.
By: Jefferies Finance LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JFIN REVOLVER FUNDING 2021-IV LTD.
By: Jefferies Finance LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JFIN REVOLVER CLO 2021-V LTD.
By: Jefferies Finance LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JFIN REVOLVER FUND, L.P.
By: Jefferies Finance LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JFIN REVOLVER FUNDING 2022-I LTD.
By: Jefferies Finance LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JFIN REVOLVER CLO 2022-II LTD.
By: Jefferies Finance LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JFIN REVOLVER CLO 2022-II LLC
By: Jefferies Finance LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JFIN REVOLVER CLO 2022-III LTD.
By: Jefferies Finance LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JFIN REVOLVER CLO 2022-III LLC
By: Jefferies Finance LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JFIN REVOLVER CLO 2022-IV LTD.
By: Jefferies Finance LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JFIN REVOLVER CLO 2022-IV LLC
By: Jefferies Finance LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JFIN REVOLVER SPE1 2022 LLC
By: Jefferies Finance LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JFIN REVOLVER SPE2 2022 LTD.
By: Jefferies Finance LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JFIN REVOLVER SPE3 2022 LLC
By: Jefferies Finance LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JFIN REVOLVER SPE4 2022 LLC
By: Jefferies Finance LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JFIN REVOLVER SPE4 2022 LTD.
By: Jefferies Finance LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JFIN REVOLVER CLO 2024-I LTD.
By: Jefferies Finance LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JFIN REVOLVER CLO 2025-I LTD.
By: Jefferies Finance LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

CARDINAL CREDIT FUND LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

CARDINAL CREDIT SPE LLC
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

H-2 Credit FUND LP
By: Jefferies Credit Management LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JCP BDC SPV I LLC
By: Jefferies Credit Partners BDC Inc.
By: Jefferies Credit Management LLC, as investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JCP FUNDING 2024 LLC
By: Jefferies Finance LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JCP LARGE-CAP PRIVATE INVESTMENT FUND LP
By: Jefferies Credit Management LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES CREDIT PARTNERS DIRECT LENDING CLO 2024-I LTD.
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES CREDIT PARTNERS DIRECT LENDING CLO 2024-II LTD.
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES CREDIT PARTNERS DIRECT LENDING CLO 2025-I LTD.
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES FINANCE BUSINESS CREDIT LLC
By: Jefferies Finance LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JFIN BUSINESS CREDIT FUND I LLC
By: Jefferies Finance LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES M SUPER PRIVATE CREDIT FUND LP
By: Jefferies Credit Partners, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES M SUPER PRIVATE CREDIT FUND SPE LLC
By: Jefferies M Super Private Credit Fund LP
By: Jefferies Credit Partners LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JEFFERIES MM LENDING LLC

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JFIN FUNDING 2021 LLC

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

JFIN REVOLVER HOLDINGS II LLC
By: Jefferies Finance LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

SAGUARO LARGE CAP SELECT FUND LP
By: Jefferies Credit Management LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

SCI BDC SPV I LLC
By: Senior Credit Investments, LLC
By: Jefferies Credit Management LLC, its investment manager

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
Proprietary investment accounts advised by Jefferies Credit Partners LLC
By: Jefferies Credit Partners LLC, as investment adviser

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	Authorized Signatory

APPENDIX A

Below is a listing of the Existing Affiliated Funds and their respective Advisers other than the Jefferies Proprietary Accounts.

Existing Affiliated Fund	Adviser

APEX CREDIT CLO 2018 LTD.	Apex Credit Partners LLC

APEX CREDIT CLO 2018-II LTD.	Apex Credit Partners LLC

APEX CREDIT CLO 2019 LTD.	Apex Credit Partners LLC

APEX CREDIT CLO 2019-II LTD.	Apex Credit Holdings LLC

APEX CREDIT CLO 2020 LTD.	Apex Credit Partners LLC

APEX CREDIT CLO 2021 LTD.	Apex Credit Partners LLC

APEX CREDIT CLO 2022-I LTD.	Apex Credit Partners LLC

APEX CREDIT CLO 2022-II LTD.	Apex Credit Partners LLC

APEX CREDIT CLO 2024-I LTD.	Apex Credit Partners LLC

APEX CREDIT CLO 2024-II LTD.	Apex Credit Partners LLC

APEX CREDIT CLO 12 LTD.	Apex Credit Partners LLC

APEX CREDIT CLO 13 LTD.	Apex Credit Partners LLC

JMP CREDIT ADVISORS CLO IV LTD.	Apex Credit Partners LLC

JMP CREDIT ADVISORS CLO V LTD.	Apex Credit Partners LLC

APEX CREDIT CLO 2020-II LTD.	Apex Credit Partners LLC

APEX CREDIT CLO 2021-2 LTD.	Apex Credit Partners LLC

JEFFERIES DIRECT LENDING FUND LP	Jefferies Credit Partners LLC

JEFFERIES DIRECT LENDING FUND SPE LLC	Jefferies Credit Partners LLC

JEFFERIES DIRECT LENDING OFFSHORE FUND LP	Jefferies Credit Partners LLC

JEFFERIES DIRECT LENDING OFFSHORE FUND B LP	Jefferies Credit Partners LLC

JEFFERIES DIRECT LENDING OFFSHORE FUND C LP	Jefferies Credit Partners LLC

JEFFERIES DIRECT LENDING OFFSHORE FUND SPE LLC	Jefferies Credit Partners LLC

JEFFERIES DIRECT LENDING OFFSHORE FUND C SPE LLC	Jefferies Credit Partners LLC

1

JCP DIRECT LENDING CLO 2022 LLC	Jefferies Credit Partners LLC

JCP DIRECT LENDING CLO 2023-1 LLC	Jefferies Credit Partners LLC

JCP DIRECT LENDING CLO 2023-1 LTD.	Jefferies Credit Partners LLC

JEFFERIES DIRECT LENDING FUND II LP	Jefferies Credit Partners LLC

JEFFERIES DIRECT LENDING FUND II D LP	Jefferies Credit Partners LLC

JEFFERIES DIRECT LENDING OFFSHORE FUND II LP	Jefferies Credit Partners LLC

JEFFERIES DIRECT LENDING OFFSHORE FUND II B LP	Jefferies Credit Partners LLC

JEFFERIES DIRECT LENDING OFFSHORE FUND II C LP	Jefferies Credit Partners LLC

JEFFERIES DIRECT LENDING OFFSHORE FUND II D LP	Jefferies Credit Partners LLC

JEFFERIES DIRECT LENDING FUND II SPE LLC	Jefferies Credit Partners LLC

JEFFERIES DIRECT LENDING OFFSHORE FUND II SPE LLC	Jefferies Credit Partners LLC

JEFFERIES DIRECT LENDING OFFSHORE FUND II C SPE LLC	Jefferies Credit Partners LLC

JEFFERIES DIRECT LENDING OFFSHORE FUND II D SPE LLC	Jefferies Credit Partners LLC

JEFFERIES DIRECT LENDING FUND III B LP	Jefferies Credit Partners LLC

JEFFERIES DIRECT LENDING FUND III D LP	Jefferies Credit Partners LLC

JEFFERIES DIRECT LENDING FUND III LP	Jefferies Credit Partners LLC

JEFFERIES DIRECT LENDING OFFSHORE FUND III B LP	Jefferies Credit Partners LLC

JEFFERIES DIRECT LENDING OFFSHORE FUND III C LP	Jefferies Credit Partners LLC

JEFFERIES DIRECT LENDING OFFSHORE FUND III D LP	Jefferies Credit Partners LLC

JEFFERIES DIRECT LENDING OFFSHORE FUND III LP	Jefferies Credit Partners LLC

2

JEFFERIES DIRECT LENDING FUND II SPE-2 LLC	Jefferies Credit Partners LLC

JEFFERIES DIRECT LENDING OFFSHORE FUND II SPE-2 LLC	Jefferies Credit Partners LLC

JEFFERIES DIRECT LENDING OFFSHORE FUND II C SPE-2 LLC	Jefferies Credit Partners LLC

JEFFERIES DIRECT LENDING OFFSHORE FUND II D SPE-2 LLC	Jefferies Credit Partners LLC

JEFFERIES DIRECT LENDING FUND III SPE LLC	Jefferies Credit Partners LLC

JEFFERIES DIRECT LENDING FUND III D SPE LLC	Jefferies Credit Partners LLC

JEFFERIES DIRECT LENDING OFFSHORE FUND III SPE LLC	Jefferies Credit Partners LLC

JEFFERIES DIRECT LENDING OFFSHORE FUND III D SPE LLC	Jefferies Credit Partners LLC

JCP INVESTMENTS 2021-A1 LLC	Jefferies Credit Partners LLC

CARDINAL CREDIT FUND LP	Jefferies Credit Partners LLC

CARDINAL CREDIT SPE LLC	Jefferies Credit Partners LLC

JEFFERIES CREDIT PARTNERS DIRECT LENDING CLO 2024-I LTD.	Jefferies Credit Partners LLC

JEFFERIES CREDIT PARTNERS DIRECT LENDING CLO 2024-II LTD.	Jefferies Credit Partners LLC

JEFFERIES CREDIT PARTNERS DIRECT LENDING CLO 2025-1 LTD.	Jefferies Credit Partners LLC

JEFFERIES M SUPER PRIVATE CREDIT FUND LP	Jefferies Credit Partners LLC

JEFFERIES M SUPER PRIVATE CREDIT FUND SPE LLC	Jefferies Credit Partners LLC

SENIOR CREDIT INVESTMENTS, LLC	Jefferies Credit Management LLC

JEFFERIES CREDIT PARTNERS BDC INC.	Jefferies Credit Management LLC

3

JCP BDC SPV I LLC	Jefferies Credit Management LLC

H-2 CREDIT FUND LP	Jefferies Credit Management LLC

JCP LARGE-CAP PRIVATE INVESTMENT FUND LP	Jefferies Credit Management LLC

SAGUARO LARGE CAP SELECT FUND LP	Jefferies Credit Management LLC

SCI BDC SPV I LLC	Jefferies Credit Management LLC

JFIN REVOLVER CLO 2019 LTD.	Jefferies Finance LLC

JFIN REVOLVER CLO 2019-II LTD.	Jefferies Finance LLC

JFIN REVOLVER CLO 2020 LTD.	Jefferies Finance LLC

JFIN REVOLVER FUNDING 2021 LTD.	Jefferies Finance LLC

JFIN REVOLVER CLO 2021-II LTD.	Jefferies Finance LLC

JFIN REVOLVER FUNDING 2021-III LTD.	Jefferies Finance LLC

JFIN REVOLVER FUNDING 2021-IV LTD.	Jefferies Finance LLC

JFIN REVOLVER CLO 2021-V LTD.	Jefferies Finance LLC

JFIN REVOLVER FUND, L.P.	Jefferies Finance LLC

JFIN REVOLVER FUNDING 2022-I LTD.	Jefferies Finance LLC

JFIN REVOLVER CLO 2022-II LTD.	Jefferies Finance LLC

JFIN REVOLVER CLO 2022-II LLC	Jefferies Finance LLC

JFIN REVOLVER CLO 2022-III LTD.	Jefferies Finance LLC

JFIN REVOLVER CLO 2022-III LLC	Jefferies Finance LLC

JFIN REVOLVER CLO 2022-IV LTD.	Jefferies Finance LLC

JFIN REVOLVER CLO 2022-IV LLC	Jefferies Finance LLC

JFIN REVOLVER SPE1 2022 LLC	Jefferies Finance LLC

JFIN REVOLVER SPE2 2022 LTD.	Jefferies Finance LLC

JFIN REVOLVER SPE3 2022 LLC	Jefferies Finance LLC

JFIN REVOLVER SPE4 2022 LLC	Jefferies Finance LLC

JFIN REVOLVER SPE4 2022 LTD.	Jefferies Finance LLC

JFIN REVOLVER CLO 2024-I LTD.	Jefferies Finance LLC

JFIN REVOLVER CLO 2025-I LTD.	Jefferies Finance LLC

JFIN REVOLVER HOLDINGS II LLC	Jefferies Finance LLC

4

Below is a listing of the Existing Proprietary Accounts and their respective Advisers.

Existing Proprietary Account	Adviser

JEFFERIES FINANCE LLC	N/A

JEFFERIES CREDIT PARTNERS LLC	N/A

JEFFERIES CREDIT MANAGEMENT LLC	N/A

APEX CREDIT PARTNERS LLC	N/A

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY	Jefferies Credit Partners LLC

JEFFERIES DIRECT LENDING FUND C LP	Jefferies Credit Partners LLC

JEFFERIES DIRECT LENDING FUND C SPE LLC	Jefferies Credit Partners LLC

JEFFERIES DIRECT LENDING FUND II C LP	Jefferies Credit Partners LLC

JEFFERIES DIRECT LENDING FUND III C LP	Jefferies Credit Partners LLC

JEFFERIES DIRECT LENDING FUND II C SPE-2 LLC	Jefferies Credit Partners LLC

JEFFERIES DIRECT LENDING FUND II C SPE LLC	Jefferies Credit Partners LLC

JEFFERIES DIRECT LENDING FUND III C SPE LLC	Jefferies Credit Partners LLC

JEFFERIES MM LENDING LLC	Jefferies Credit Partners LLC

JFIN FUNDING 2021 LLC	Jefferies Credit Partners LLC

JEFFERIES DIRECT LENDING EUROPE SCSP SICAV-RAIF	Jefferies Credit Partners LLC

JCP FUNDING 2024 LLC	Jefferies Finance LLC

JEFFERIES FINANCE BUSINESS CREDIT LLC	Jefferies Finance LLC

JFIN BUSINESS CREDIT FUND I LLC	Jefferies Finance LLC

5

APPENDIX B

Resolutions of the Board of Directors of

Jefferies Credit Partners BDC Inc.

NOW, THEREFORE, BE IT RESOLVED, that the officers of Jefferies Credit Partners BDC Inc. (the “Company”) be, and each of them hereby is, authorized and directed on behalf of the Company and in its name to prepare, execute, and cause to be filed with the U.S. Securities and Exchange Commission an application for an order issued pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act, substantially in the form presented to the Board, and any amendments thereto; and it is

FURTHER RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

APPENDIX C

Resolutions of the Board of Directors of

Senior Credit Investments, LLC

NOW, THEREFORE, BE IT RESOLVED, that the officers of Senior Credit Investments, LLC (the “Company”) be, and each of them hereby is, authorized and directed on behalf of the Company and in its name to prepare, execute, and cause to be filed with the U.S. Securities and Exchange Commission an application for an order issued pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act, substantially in the form presented to the Board, and any amendments thereto; and it is

FURTHER RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.